Ternium S.A. 26, Boulevard Royal, 4th floor, L-2449 Luxembourg City, Grand-Duchy of Luxembourg 00 352 26 68 31 52 tel 00 352 26 68 31 53 fax www.ternium.com RCS Luxembourg B 98 668
March 27, 2024
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ternium S.A. has made disclosures pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 27, 2024.

Respectfully submitted, TERNIUM S.A.

By	/s/ Pablo Brizzio
Name: Pablo Brizzio Title: Chief Financial Officer